UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      November 1, 2006

Via U.S. Mail

Mr. Jeffrey C. Mack
President and Chief Executive Officer
Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, Minnesota 55344



      Re:	Wireless Ronin Technologies, Inc.
		Registration Statement on Form SB-2/A-1
      Filed October 12, 2006
		File No. 333-136972

Dear Mr. Mack:

      We have reviewed your response letter dated October 11, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A-1 filed October 12, 2006

1. You indicate that you have submitted a request for confidential treatment. We have not received the request yet. Once we receive the request, we will review it and may issue comments. Depending on the nature of the comments, you may be required to revise the related disclosure in the prospectus and to refile the exhibit with changes to which portions remain unredacted. We will not be in a position to consider a request for accelerated effectiveness of the Form SB-2 until all outstanding issues, including any relating to the request for confidential treatment, have been resolved.

Our Customers, page 35

2. We note your response to prior comment 8. Revise to indicate the percentage of sales attributable to each customer or, if in the aggregate these customers account for less than 10% of total sales, so indicate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 21

Liquidity, page 27

Cost of Sales, page 28

3. Your response to prior comment 21 does not adequately address the comment. Please specify what the cost of sales was for the period ended December 31, 2005, and compare it against the cost of sales for the prior period. If a change in the cost of sales is attributed to more than one factor, please disclose the factors and quantify each factor.

4. In response to comment 22 in our letter dated September 28,
2006
you revised the costs of sales discussion to explain that software costs have not been included in cost of sales since your current costs relate to continued development and updates. We note from your discussion of critical accounting policies on page 23 that a portion of your revenue is recognized from content development services. As such, tell us why you believe it is not appropriate to match the costs associated with content development with its related revenues.

Operating Expenses, page 28

5. In your response to comment 23 in our letter dated September
28,
2006 you explain that depreciation expense is classified in general and administrative expenses. SAB Topic 11.B provides disclosure guidance when depreciation is not included as a component of cost of sales. Please revise your disclosure to comply with this guidance.
Also note that SAB Topic 11.B precludes a company from reporting a measure of income before depreciation (gross profit).



Business, page 31

6. We note your response to prior comment 26 and reissue the comment in part. Please file as exhibits the contracts with the suppliers you have identified.

Intellectual Property, page 41

7. We note your disclosure on page F-19 at Note C where you indicate that you purchased software licenses from an unrelated party.
Please
disclose the term of the licenses and discuss their importance to and the effect on your business.

Management, page 43

Executive Compensation, page 46

8. In your response to comment 33 in our letter dated September
28,
2006 you explain that the warrant was inadvertently not issued until
January 2005.  Please tell us whether or not Mr. Ebbert had the legal
authority to exercise the warrants prior to January 2005.  If not, it
would seem the measurement date would be the date the warrants were
issued, and the recognition and measurement provisions of APB No.
25
would need to be applied at that time.

In addition, please tell us why you have included the warrant granted to Mr. Ebbert in 2003 in a table that presents warrants granted to executive officers during the fiscal year ended December 31, 2005

Certain Relationships and Related Party Transactions, page 50

Other Financing Agreements, page 52

9. In response to comment 42 in our letter dated September 28,
2006
you revised the disclosures to refer readers to where they may find additional discussion related to your factoring agreement. However, the reference provided refers readers to a discussion of stock based compensation, rather than to the discussion of the agreements provided in Note G. Please revise your disclosures accordingly.

Description of Capital Stock, page 58

Warrants, page 60

10. We note your response to comment 36 in our letter dated
September
28, 2006 in which you explain that the $56.25 exercise price reflects adjustments for reverse stock splits on the original exercise price of the warrants. However, it does not appear that you have revised the document to discuss these warrants, nor do the warrants appear to be presented in the tables of outstanding warrants in Notes M and N of the financial statements. Please revise your disclosures accordingly, or explain to us in further detail why no revision is necessary.

Financial Statements, page F-1

Statements of Cash Flows, page F-9

11. In your response to comment 39 in our letter dated September
28,
2006 you explain that transactions included in the line item "Issuance of warrants for short-term borrowings - related parties" are related to warrants issued to related parties that were expensed at the time of issuance. Please revise the title to more appropriately reflect the underlying transactions included within that line item.

Note F - Bank Lines of Credit and Notes Payable, page F-21

Short-Term Note Payable - Shareholder, page F-21

12. Your response to comment 46 in our letter dated September 28,
2006
you explain that you provided additional disclosure in the notes to reflect your reasoning for not recording the debt inducement expense until the completion of your initial public offering. However, we were unable to locate any such discussion. Please revise your disclosures to include a brief discussion of why the costs will not be recorded until completion of your initial public offering. Please also tell us how you intend to record the debt inducement costs in your financial statements.

Bridge Notes Payable, page F-22

13. As requested in comment 47 in our letter dated September 28, 2006, please revise your disclosure to explain why you will record additional amounts related to the beneficial conversion feature if and when your initial public offering is completed.

Note G - Short Term Notes Payable - Related Parties, page F-22

14. As requested in comment 50 in our letter dated September 28, 2006, please provide us your analysis of EITF 96-19 as it applies to all notes whose terms were modified during the periods presented. Please include any applicable discussion to assist in understanding the analysis provided.

Note J - Long Term Notes Payable, page F-25

15. In response to comment 49 in our letter dated September 28,
2006
you revised the disclosure to explain that the stock price of
$1.80
was based on an internal valuation of your share price in the absence of stock transactions. Please tell us on what dates these shares, and those discussed on page F-29, were issued to the parties.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Wojciechowski at (202) 551-3759 or
Jenifer
Gallagher, Accounting Branch Chief, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	J. Gallagher
	J. Wojciechowski
      C. Moncada-Terry

	VIA FACSIMILE
	Avron L. Gordon
      Briggs and Morgan, P.A.
      612-977-8650
Mr. Jeffrey C. Mack
Wireless Ronin Technologies, Inc.
November 1, 2006
Page 6